EXHIBIT 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 27, 2006, relating to the consolidated financial statements (and with respect to the report on those financial statements, expressed an unqualified opinion and included an explanatory paragraph concerning the adoption of new accounting pronouncements in 2003 and 2004) and consolidated financial statement schedule of AppalachianAppalachian Power Company and subsidiaries Power Company and subsidiaries appearing in and incorporated by reference in the Annual Report on Form 10-K of Appalachian Power Company and subsidiariesAppalachian Power Company and subsidiaries for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Columbus, Ohio
August 8, 2006